Exhibit 99.1

Media Relations and Investor Relations Contacts are mentioned at the end of this press release

ASML announces customer co-investment program aimed at accelerating innovation

VELDHOVEN, the Netherlands, July 9, 2012—ASML Holding NV announces today that it has established a program to enable minority equity investments in ASML by its largest customers in addition to commitments to fund ASML’s research and development (R&D) spending for future programs. The objective of the program is to accelerate ASML’s development of Extreme Ultraviolet (EUV) technology beyond this current generation and ASML’s development of future 450 mm silicon wafer technology, both due in the second half of this decade.

As part of this program, ASML may issue up to an aggregate 25 percent minority equity stake to customers. The entire cash proceeds from the share issuance will be returned to ASML shareholders (not including participating customers). Alongside these equity investments, participating customers would fund a significant portion of ASML’s research and development (R&D) activities for the next five years.

Intel is the first participant in the customer co-investment program, and has committed to acquire up to a 15% equity ownership interest at a subscription price of EUR 39.91 per share¹, and to also provide EUR 829 million to ASML in R&D funding, which will be dedicated to the development of 450 mm and EUV technology. Additionally, Intel has contractually committed to advance purchase orders for 450 mm and EUV development and production tools from ASML to support technology and infrastructure development under agreed upon conditions of sales.

Other customers are currently evaluating joining the program.

“This funding and participation by a leading semiconductor manufacturer is an acknowledgement of the essential contribution of lithography technology in ensuring the continuation of Moore’s Law. Moore’s Law, which stipulates that transistor density and microchip performance doubles roughly every 18 months, requires ever-increasing investments by the semiconductor industry, and in particular the equipment industry. We welcome Intel as the first customer to agree to contribute to these investments, the results of which will be available to every semiconductor manufacturer with no restrictions,” said Eric Meurice, Chief Executive Officer of ASML. “We hope to be able to announce additional investments by our other customers in the coming weeks.”

“Circuit design scaling and enhanced productivity in wafer manufacturing technologies, especially lithography, are direct enablers of Moore’s Law which provides economic benefits to consumers,” said Brian Krzanich, Intel Senior Vice President and Chief Operating Officer. “This investment will reinforce EUV technology development and enable 450 mm prototype systems as early as 2015, allowing the industry to accelerate process development and manufacturing productivity programs. By using EUV technology, the industry will be able to scale geometries further. By moving from today’s standard 300 mm wafers to new larger 450 mm wafers, the industry can effectively double the capacity of its factories for only a fraction of the cost. This collaboration enhances our ability to improve shareholder and customer value through significant capital productivity improvement benefits.”

Transaction details

If the maximum aggregate 25% available shares are fully subscribed, customers would have acquired the shares for an aggregate value of EUR 4.19 billion², and would have committed R&D funding of EUR 1.38 billion, to be received over the period 2013 to 2017.

The program consists of two funding projects: a 450 mm technology development project and a next-generation EUV development project.

Under the terms of the agreement, ASML will first issue new shares equivalent to 9.99% of ASML’s issued share capital (the” First Issuance”), to Intel in exchange for EUR 1.7 billion in cash. In addition, Intel has committed EUR 553 million of R&D funding to accelerate ASML’s 450 mm silicon wafer technology development. ASML can issue the shares under the First Issuance as per the decisions made at ASML’s 2012 Annual General Meeting of shareholders. Subject to shareholders’ approval at an Extraordinary General Meeting of shareholders (“EGM”) to be scheduled for September 2012, the entire cash proceeds from the First Issuance will be returned to ASML shareholders (not including participating customers) through a synthetic buy-back as described below.

ASML intends to issue the remaining shares in the program (the “Second Issuance”), up to a total of 15% of ASML’s issued share capital, the proceeds of which will also be returned to shareholders (not including participating customers) through a synthetic buy-back. The Second Issuance, as well as the synthetic buy-back, are subject to the approval of ASML’s shareholders at the EGM. Of this 15%, Intel has agreed to purchase 5% of ASML’s issued share capital and will commit EUR 277 million R&D funding for the EUV project upon approval by ASML shareholders. Other customers are currently considering the opportunity to invest in the remaining available 10% of ASML’s issued share capital under the Second Issuance, on the same basic terms as Intel and at a price not lower than the Intel price. If shareholder approval is not obtained at the EGM, there will be neither a synthetic buyback nor a Second Issuance, in which case the number of our issued shares would increase by 9.99% (the First Issuance), with Intel remaining obligated to fund the 450 mm technology development project.

The customer co-investment program is intended to have no effect on the total current number of ASML shares outstanding. Following the receipt from participating customers of the aggregate subscription proceeds from the First Issuance and the Second Issuance, ASML will effect a synthetic buy-back, consisting of a repayment to shareholders of the aggregate subscription proceeds and a reverse stock split. The shares purchased by participating customers will be excluded from the synthetic buy-back. ASML has used a similar synthetic buy-back process in 2007 as an efficient way of executing large buy-backs for its own share repurchase program: 55,093,409 shares were repurchased in this manner for a total amount of EUR 1,012 million.

The shares issued through the program to ASML customers will be held by a foundation (Stichting Administratiekantoor) until a relevant termination event occurs; in order to ensure ASML’s strategic and operational independence, these shares will be non-voting, except in limited extraordinary circumstances, and will be subject to a lock-up. As part of these arrangements, any single customer would not increase its holdings in ASML above 19.9% for a period of six years.

The terms of the proposed synthetic buy-back and the Second Issuance will be subject to approval by ASML shareholders at the EGM and statutory provisions regarding repayment of capital. In addition, the participation of Intel in the customer co-investment program will be subject to customary regulatory approvals, including the termination of waiting periods applicable under the U.S. Hart-Scott-Rodino (HSR) Act.

For regulatory reasons, in connection with the transactions described in this press release, ASML has suspended its regular share buy-back programs until further notice. ASML intends to resume share buy-backs when permitted under applicable regulations.

About the Semiconductor Lithography industry

A critically important aspect of this transaction is the provision for additional funding of ASML’s industry-leading EUV and 450 mm development work. Current lithography technologies are being stretched to enable the industry to deliver smaller, faster, cheaper, and lower power devices through smaller geometries on advanced manufacturing nodes. However, this results in increased manufacturing complexity and capital expenditures through Multiple Patterning whereby silicon wafers are processed multiple times to etch the finest geometric patterns onto the silicon. With the successful introduction of EUV lithography in high-volume manufacturing, multiple processing steps on critical layers can be eliminated on advanced manufacturing nodes, resulting in substantial manufacturing productivity gains, product power and performance enhancements, and lower capital expenditures. Transition from 300 mm wafer size to 450 mm wafer size will further increase manufacturing efficiencies for very high volume manufacturing.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink on Tuesday 10 July at 08:00 AM Central European Time / 02:00 AM Eastern U.S. time / Monday 23:00 PM Western U.S. time. Dial-in numbers are: in the Netherlands + 31 10 29 44 290 and the US +1646 254 3361 (US participants will have to quote the following confirmation code when dialing into the conference: 8293457). To listen to the conference call, access is also available via www.asml.com A replay of the Investor and Media Call will be available on www.asml.com

A video interview with CFO Peter Wennink about the co-investment program is available on www.asml.com

Media Relations contacts:

San Francisco (CA), United States: Lucas van Grinsven (ASML): +31 40 268 3949;

Ryan Young (ASML): +1 480 205 8659; Jason Golz, (Brunswick): +1 415 671 7676

New York (NY), United States: Lauren Odell, (Brunswick): +1 212 333 3810

London, United Kingdom: Chris Blundell/Jonathan Glass, (Brunswick): +44 (0) 207 404 5959

Veldhoven, Netherlands: Niclas Mika (ASML): +31 40 268 9670

Hong Kong, China: Emily Leung (ASML): +852 (2162) 9037

Tokyo, Japan: Akiko Ogasawara (ASML): +81 (80) 6756 5206

Investor Relations contacts:

Tempe (AZ), United States

Craig DeYoung, (480) 383 4005 000

Wilton (CT), United States

Pete Convertito, +1 203 919 1714

Veldhoven, Netherlands

Franki D’Hoore: +31.40.268.6494

The securities referred to in this announcement have not been registered under the United States Securities Act of 1933 and are being offered in the United States solely pursuant to an exemption for such registration requirements.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about development of EUV and 450mm technologies and timing for introduction of new systems and benefits of 450mm and EUV technology, whether an equity investment and R&D funding commitments by Intel and other customers in ASML will occur and the terms and conditions of any such investments and funding commitments, purchases of 450mm and EUV tools by Intel and other customers and statements regarding our share repurchase program . These forward looking statements are subject to risks and uncertainties including, but not limited to: shareholder approval of the Second Issuance and the synthetic buyback at the EGM, receipt of regulatory approvals, participation by other customers in the program, whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV programs described in this release, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML plans to publish a description of the co-investment program agreements with Intel on a Form 6-K on or about July 10, 2012.

1.	Calculated as the average of the volume weighted average price (VWAP) for each of the 20 Euronext Amsterdam trading days up to and including July 6, 2012. The price applicable for other participating customers will not be lower than the price per share paid by Intel.

2.	Assumes a purchase price for all investments of EUR 39.91 per share, the price at which Intel will acquire shares. The price at which other customers will acquire shares will not be lower than this price.

7